UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Broadcom Inc.
(Exact name of registrant as specified in its charter)
Delaware	001-38449	35-2617337
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
1320 Ridder Park Drive San Jose, California		95131
(Address of principal executive offices)		(Zip code)

Mark Brazeal, Chief Legal Officer (408) 433-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1.Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Conflict Mineral Report of Broadcom Inc. for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at https://www.broadcom.com/company/citizenship/supplier-responsibility.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.
Section 2.Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
BROADCOM INC.

By: /s/ Hock E. Tan
Name: Hock E. Tan
Title: President and Chief Executive Officer
Date: May 15, 2020